Sab Kanaujia
to me

Mon, Jun 6, 1:03 PM (8 days ago)

Dear Friends,

"Disrupt yourself before you disrupt an industry," is my advice to young entrepreneurs. To do good in the world we must first know ourselves – and examine our real intentions for building a transformative business.

Years ago, I went through a tough divorce and a custody battle. I was devastated. I came through it as a disrupted person. I made a commitment to live a purpose-driven life. I switched from digital media to digital health. I surrounded myself with positive people, married a great woman, and we have lovely little girls.

In early 2019, my new friends helped me put together a world-class, multi-disciplinary team and we launched Mindwell Labs. We're improving human health, wellness and performance with a unique and empowering approach. We're combining wearable technology, big data, and Eastern and Western philosophies of mind to fix our global mental health epidemic, and build the future of preventive medicine.

In March, we launched AQ™, the first consumer app where members can track and manage anxiety in real-time. Anxiety disorder is the #1 mental illness in America, where 40% of all adults are suffering from mental health/substance abuse issues. Our early traction is very promising - we're seeing subscriber conversion and retention that is unheard of, at 5-19x of the industry average. Member feedback is also very exciting: "Life Changing!," "Best App on Apple Watch," "Best Biofeedback App!"

We are democratizing access to affordable, high-quality mental healthcare. We're also democratizing economic gains from our success. We launched a small equity crowdfunding campaign to help build our community, and allow our members to invest and become brand ambassadors.

Please click below to learn more.

Mindwell Labs Equity Crowdfunding Campaign

Come join us.

Be well,
Sab 🙏💜

PS: Please drop me a line if you, or someone you know, wishes to invest $25,000 or more. We need to inform Wefunder in advance in order to get our platform fee waived. Minimum investment is $200. Thanks.

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Sab Kanaujia

Building the future of preventive medicine

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Sab Kanaujia (He/Him) • You

Building the future of preventive medicine

1mo • Edited •

Our community funding campaign is now live. We're providing an opportunity for everyone to economically gain from our success. As we together fix our global mental health epidemic. And build the future of preventive medicine.

Come join us! 🤝

#awakeningyourgenius #preventivemedicine #anxiety #mentalhealth #digitalhealth

Mindwell Labs

231 followers

1mo •

We're super excited to announce the launch of our equity crowdfunding campaign.

Mindwell Labs is democratizing access to affordable, high-quality mental healthcare that works. We also want to democratize access to economic benefits from our success.

Please join us on our journey. Let's do this together!

https://wefunder.com/aq/

Sab Kanaujia Shaun Nanavati Velu Loganathan Vishnu Sathyanesan Sandro Janjghava Aalok Mehta Yuli Ziv Erik Madsen Noah Nethery Meredith Travers Hilario Bango Erica Saccente Beth Comstock Jon Miller Guruduth Banavar Rajesh Kasturirangan Venkat Krishnamurthy Delip Andra Peter Kinderman Sharon Salzberg

#crowdfunding #anxiety #mentalheath #digitalhealth #preventivemedicine #awakeningyourgenius

11:40

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Sab Kanaujia is 😆 feeling excited.
May 4 · 🌐

We're so excited to launch our equity crowdfunding/ marketing campaign for AQ™, the first app that allows you to track and manage your anxiety in real-time. We're providing our customers the opportunity to also participate in the company's economic success...as our investors.

Join our movement! As we together fix our global mental health epidemic...and build the future of preventive medicine. 🤝

https://wefunder.com/aq

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Invest in 🩺 Mindwell Labs: Track and manage your anxiety in real-time

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Dr. SHAUN S. NANAVATI
CO-FOUNDER & CHIEF SCIENCE OFFICER
0:04 / 3:16

attention_quotient ...

attention_quotient Mindwell Labs is excited to launch its equity crowdfunding campaign.

We're democratizing access to affordable, high-quality mental healthcare that works. We're also democratizing access to economic gains from our success.

Join our movement! As we together ensure that each one of us achieves our full potential in life. 🤝

https://wefunder.com/aq

#awakeningyourgenius #anxiety #mentalhealth #digitalhealth #crowdfunding @mindwell_labs

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MAY 12

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